UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36750

Monogram Residential Trust, Inc.

(Exact name of registrant as specified in its charter)

c/o Greystar Growth and Income GP, LLC

18 Broad Street, Third Floor

Charleston, South Carolina 29401

(843) 579-9400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Monogram Residential Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GS MONARCH ACQUISITION, LLC (successor by merger to Monogram Residential Trust, Inc.)

By:	/s/ A. Joshua Carper
Name:	A. Joshua Carper
Title:	Vice President and Secretary

Date: September 29, 2017